Global Pari-Mutuel Services, Inc.
                            2533 North Carson Street
                            Carson City, Nevada 89706



September 15, 2006

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Washington, D. C. 20549

RE: Securities and Exchange Commission Letter dated August 28, 2006 Global Pari-Mutuel Services, Inc
     Form 10KSB for the year ended December 31, 2005
     Filed April 17, 2006 amended April 19, 2006
     Forms 10-QSB for the quarters ended March 31, and June 30, 2006 Filed May 22, 2006 and August 21, 2006
     File Number 0-32509

Dear Ms. Jenkins:

Following are our responses to the queries you raised in your letter dated August 28, 2006:

Form 10-KSB for the year ended December 31, 2005
------------------------------------------------

Cover Page
----------

     1.   We have amended the cover page to add the following:

               Indicate by check mark whether the registrant is a shell company
               (as defined in Rule 12b-2 of the Exchange Act).    Yes [ ] No [X]

Item 8A, page 16
----------------

     2. We have corrected the citations in the first paragraph to read 13a-15(e) and 15d-15(e).

     3.   We have amended the second paragraph to read as follows:

               There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls during the fourth quarter of calendar year 2005.

Financial Statements, page F-2
------------------------------
Revenue, page F-3
-----------------

     4. We have amended Note 1 to the Financial Statements under the category Revenue Recognition and added a new second paragraph to Management's Discussion and Analysis which reads as follows:

               During the year ended December 31, 2005, $1,072 in revenue was recognized from the licensing of the Company's pari-mutuel software. There were no costs of sales associated with these revenues, since the software associated with the production of this revenue had been fully written-off.

Discontinued Operations, page F-3
---------------------------------

     5. We have changed Note 6 to the Financial Statements - International Credit Card Services to include the following information about the operations that were discontinued in 2004:

               In October 2002 the Company began its efforts to market credit card services of international credit card processors to merchants. These services were discontinued in early 2004 because changes in credit card processing regulations would not permit us to retain our international customers. Income of $4,397 was generated from commissions earned by the international credit card services operations during 2004. The financial statements present the results from these operations as income from payment processing activites and ATM debit card transactions under discontinued operations.

               There were no assets or liabilities associated with these operations at the time the operations were discontinued, therefore no gain or loss was recognized due to discontinuing these operations.

Note 7 - Royalty Participation Agreement, page F-12
---------------------------------------------------

     6.   The last sentence in this note was revised to read:

               In addition, the Company issued new notes in June 2005 to the parties in the royalty participation arrangement for the remaining $200,000 from the royalty participation agreement, which mature on December 31, 2007 and bear interest at a rate of 8% per annum beginning on January 1, 2006.

Note 12 - Settlement Agreement, page F-17
-----------------------------------------

     7. We have added the following information with regard to CardSystems and Big Water:

               The Company had previously made investments in CardSystems and Big Water, it was determined that these investments had no market value and were fully written off during the year ended December 31, 2003.

Form 10-QSB for the six months ended June 30, 2006
--------------------------------------------------
Note 1 - Principles of Consolidation, page 4
--------------------------------------------

     8. Although Mr. Egide disclaims beneficial interest in the shares owned by both Heritage Foundation and AMEJ Trust, there has been no evidence since the inception of the Company that either the Foundation, the Trust or Mr. Egide's immediate family members have ever voted their shares but in concert. In addition, a group of shareholders which included Mr. Egide and his family, the Foundation, the Trust, a Royal Turf Club principal, former directors and a minority shareholder, who in summary owned approximately 73% of Global Pari-Mutuel Services common stock entered into a written consent of shareholders on February 6, 2006 to vote together to acquire the Royal Turf Club. This same group of shareholders owned more than 65% of the Royal Turf Club common stock. There was no contemporaneous written evidence on the part of the Royal Turf Club shareholders, but since they agreed to the purchase by Global Pari-Mutuel, we have assumed that as shareholders' of the Royal Turf Club they would not have voted any differently with regard to the acquisition of the Royal Turf Club. Following is a schedule the percentage of ownership by these individuals or groups.

--------------------------------------------------------------------------------
                      Percent of Global      Percent of           Percent of
                      Pari-Mutuel Shares     Royal Turf          Shares Owned
   Shareholder              Owned        Club Shares Owned    of Merged Company
   -----------              -----        -----------------    -----------------

Egide and Family
----------------
Heritage Limited            22.56%             25.00%               23.87%

AMEJ Foundation             15.86%              3.75%                9.37%
J. Egide and family         21.37%             16.13%               18.56%
      Sub-Totals            59.79%             44.88%               51.80%
--------------------------------------------------------------------------------
RTC Principal and
 Global Investor
 ---------------
J. Ough                Less than 0.01%          9.25%                4.96%
--------------------------------------------------------------------------------
 Former Global
   Directors
 -------------
W. Isetta                    5.22%              0.75%                2.83%
A. Broughton                 7.98%              2.50%                5.04%
Investor
--------
B. Phariot                   0.03%              8.25%                4.44%
      Totals                73.02%             65.63%               69.07%
--------------------------------------------------------------------------------

     Given the above, we accounted for the acquisition of the Royal Turf Club as a common control transaction.


     9. On April 19, 2006, the Board of Directors of Global Pari-Mutuel Services, Inc. (the "Company"), finalized and closed the agreement wherein the Company acquired all of the outstanding shares of the Royal Turf Club, Inc. ("RTC") a Nevada corporation and its wholly owned subsidiary the Royal Turf Club of Antigua in exchange for six million (6,000,000) shares of the Company's shares of common stock.

          The issue of the actual acquiring entity arose when the Company issued 6,000,000 shares of its common stock for 4,000,000 shares of RTC's common stock. The Company only had approximately 5,000,000 shares outstanding at the time of the exchange.

          The Company maintains that the acquiring entity is Global Pari-Mutuel for the following reasons:

               - The majority voting shareholders before the acquisition are still the majority voting shareholders after the acquisition (72.52% before and 59.06% after the acquisition) (see following table).



                          Global Pari-Mutuel    Global Pari-Mutuel Shares    Global Pari-Mutuel
                          Shares Held before         Acquired through        Shares Held after
     Shareholders         Acquisition of RTC        Acquisition of RTC       Acquisition of RTC
     ------------         ------------------        ------------------       ------------------
                          Shares     Percent        Shares     Percent       Shares     Percent
                          ------     -------        ------     -------       ------     -------

Principal Shareholders:
-----------------------
Heritage, Ltd            1,173,242    22.56%      1,500,000     25.00%     2,673,242     23.87%
AMEJ Foundation            824,557    15.86         225,000      3.75      1,049,557      9.37
C.R. Fedrick               391,614     7.53         150,000      2.50        541,614      4.84

Officers and Directors:
-----------------------

James Egide              1,110,914    21.37         967,500     16.13      2,078,414     18.56
Keith Cannon               200,000     3.85               -         -        200,000      1.79
Michael Bard                70,000     1.35               -         -         70,000      0.63
     Sub-total           3,770,327    72.52       2,842,500     47.38      6,612,827     59.06

Officers and Directors RTC:
---------------------------

James Ough                     160        -         555,000      9.25        555,160      4.96
Joseph Neglia                    -        -       1,500,000     25.00      1,500,000     13.39

Others:                  1,428,973    27.48       1,102,500     18.37      2,531,473     22.59
-------                  ---------    -----       ---------     -----      ---------     -----

     TOTALS              5,199,460   100.00       6,000,000    100.00     11,199,460    100.00
                         =========   ======       =========    ======     ==========    ======

          - The majority of the Board of Directors (3 out of 4) for the combined entity are the directors for the Company before the acquisition.

          - The senior management has remained exactly the same with James A. Egide as Chairman, CEO and director, Mike Bard as CFO and director and Keith Cannon director and a member of the audit committee.

          In identifying the acquiring entity per FAS 141 para 17, there are 5 factors that should be considered: 1 - relative voting rights of the combined entity; 2 - existence of a large minority voting interest; 3
          - composition of the governing body; 4 - composition of senior management; 5 - terms of exchange of equity securities. Due to the fact that there are majority owners for both companies before the acquisition and that one of the combining entities isn't publicly traded, factors #2 and #5 don't apply to this acquisition. Factor's #1, #3, & #4 support management's assertion that Global Pari-Mutuel is the acquiring and surviving entity.

          We have revised the financial statements in the June 30, 2006 10-QSB to included the financial results of the Royal Turf Club from the beginning of each period presented as though the assets and liabilities had been transferred at that date.


     10.  We acknowledge that:

          - the Company is responsible for the adequacy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respond to the filing; and

          - the Company may not assert staff comments as a defense in any proceeding inititated by the Commission or any person under the federal securities laws of the United States.


                                            Sincerely



                                            /s/ James A. Egide
                                            ------------------
                                            James A. Egide
                                            Chairman of the Board and Principal
                                            Executive Officer
                                            Global Pari-Mutuel Services, Inc.